SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         For the month of December 2002


                             DASSAULT SYSTEMES S.A.
             (Exact Name of Registrant as Specified in its Charter)


         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
              (Address of Registrant's Principal Executive Office)


        Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

                            Form 20-F X Form 40-F
                                     ---          ---

       (Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934)

                                  Yes        No X
                                     ---       ---

      (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): ______)



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                                   ENCLOSURES:

          Dassault Systemes S.A. (the "Company") is furnishing under cover of Form 6-K two press releases, the first dated December 18, 2002, announcing that DELMIA has entered into an academic partnership with Central Michigan University's (CMU) College of Extended Learning, the second dated December 19, 2002, announcing the signature of a multi-million euro software contract between EDAG Engineering + Design AG and the Company.

FOR IMMEDIATE RELEASE

                     DELMIA And Central Michigan University
                        Enter Into Academic Partnership

Troy, Mich. - December 18, 2002 - Digital manufacturing solutions provider DELMIA, a Dassault Systemes company (Nasdaq: DASTY: Euronext Paris: #13065, DSY.PA), has announced it has entered into an academic partnership with Central Michigan University's (CMU) College of Extended Learning. Under the terms of the agreement, CMU has purchased DELMIA's DPM Assembly product with the Human Solutions option at a discount for use in its Vehicle Design Program.

Central Michigan University's Vehicle Design Program in metro Detroit is the only one of its kind in the country. Created by the School's Industrial Engineering Technology Department, in conjunction with automotive design leaders, the bachelor's degree program with a major in vehicle design was developed to provide the automotive industry with the highly-skilled designers and engineers it needs to compete in today's global economy. The 600 students currently enrolled in the undergraduate program, and the 75 students in the new master's degree program, are largely employees of automotive OEMS and Tier 1 and Tier 2 suppliers. Central Michigan ensures that the curriculum it follows meets current industry needs and the latest standards by working closely with area corporations and leading professional societies.

"Being competitive in the 21st century is all about using our technical expertise to its fullest advantage," says James Jelnicki, faculty director of the program. "Designers of the future will rely heavily on virtual reality, and our goal is to expose them to the best practices available. DELMIA's DPM Assembly provides an important collaborative environment between designer and engineer for validating a vehicle before it is built. The common V5 platform of the DELMIA and CATIA programs provides seamless compatibility between design and manufacturing. An added bonus is that DELMIA also works with other CAD systems, which is key."

DPM Assembly is an assembly process planning and verification solution that enables the automotive designer to display how assembly components fit together to see if there are any interferences. It incorporates a single, unified interface for pre-planning, detailed planning, process verification and shop-floor instructions. When applied in a collaborated workflow, DPM Assembly utilizes a single product, process, and resource data model, the PPR Hub(TM), to enable engineers to concurrently communicate best practices and data changes throughout the product lifecycle.

DELMIA Human Solutions solutions, option within the DPM environment, enablesprovide designers engineers with human factor tools specifically geared toward understanding and optimizing the relationship between humans and the products they manufacture, install, operate and maintain. DELMIA Human offers user-friendly, advanced ergonomic analysis of the human comfort, safety and performance of detailed manikin-building capabilities for fully articulated, digital humans that reproduce natural movement.


                                    - more -

According to Roy Smolky, academic program coordinator at DELMIA, "Central Michigan was planning to commission the development of its own virtual reality courses until it discovered DELMIA. Instead of reinventing the wheel, it now has a proven package that introduces CAD-design students to leading-edge vehicle development technology, and how it applies to their jobs. In addition, this knowledge directly benefits the performance of the corporations, which is extremely important in this competitive marketplace."

DELMIA has established academic partnership agreements with a number of institutions in the past year, including the University of Michigan, Georgia Tech, the University of New Orleans, and Purdue University.

                                     # # #

About DELMIA Corp.

DELMIA Corp. is the leading provider of lean digital manufacturing solutions, focused mainly on software that can be used to streamline manufacturing processes. DELMIA serves industry where optimization of the manufacturing process is critical including automotive, aerospace, fabrication and assembly, electrical and electronics, consumer goods, plant, and shipbuilding.

                         DELMIA Press Contact:
                         Nancy Lesinski/Steve Penn
                         French & Rogers (On Behalf Of DELMIA)
                         +1 248 641-0044
                         n.lesinski@french-rogers.com

              Product Lifecycle Management Solutions from IBM and
                      Dassault Systemes Power EDAG Digital
                      Factory / Digital Product Initiative


          Automotive supplier grows its use of 3D product development technology to develop innovative prototypes for world's major automotive manufacturers


Fulda, Germany and Paris, France - December 19, 2002 - EDAG Engineering + Design AG, IBM, and Dassault Systemes today announced the signature of a multi-million euro software contract covering company-wide design software migration at EDAG. More than 500 seats of CATIA V5, the world's best selling product development application, will be deployed at EDAG, further advancing the company's corporate strategy to develop all of its products digitally before manufacture, in order to give its customers innovative, high quality merchandise quickly and at a competitive price.

CATIA V5, developed by Dassault Systemes, is a core solution in IBM's Product Lifecycle Management portfolio. EDAG cited CATIA V5's ease of use, powerful digital mock-up of product models, and excellent results during the evaluation program as the critical factors in its choice. In addition, CATIA software is the worldwide standard in the automotive industry, making it a natural choice for EDAG, a major engineering partner for automotive manufacturers worldwide.

"After extensive evaluation and comparison to other leading CAD applications, we concluded that CATIA V5 is a powerful application with respect to quality, design conception time and cost, said Roland Gunther, IT-Manager, EDAG AG. "Another important factor is the organization that supplies the software. We need world-class expertise and support that the IBM team and their partners offer."

EDAG has been an IBM PLM customer for over ten years. EDAG's most successful vehicle design concept, the SMART car, was designed using CATIA V4. With the signature of today's contract, the company is opting for the newer, more powerful version of the software.

"We are moving to CATIA V5 as a means to improve productivity, design more innovative products and enhance design capability," continued Mr. Gunther. "Implementing CATIA V5 carries additional benefits because it is currently used in the automotive industry. More and more of our customers use CATIA V5 or are currently in the decision and migration process. Being able to share product design models with our customers before actually building a physical product gives them more decision-making ability, increasing their satisfaction and allowing us to get a product right the first time around."
"Momentum is growing, said Klaus Schaefer, vice president, IBM PLM Europe Middle East Africa. "Customers around the world, large, medium and small, are adopting best-of-breed solutions from

IBM and Dassault Systemes. The fact that customers are turning to IBM PLM as their resource to best help them implement their PLM strategy underscores the relevance and the benefits that our solutions offer: increased productivity, innovation, and efficiency to stay on top of the competition."

"In today's highly competitive automotive industry, efficient product development, fast development cycles, and innovative design are critical to a company's success," said Etienne Droit, executive vice president of sales and marketing, Dassault Systemes. "EDAG's move to CATIA V5, the world's leading 3D product development solution and global standard in automotive manufacturing, will generate tremendous collaborative synergies between EDAG, its suppliers and customers, and give its designers the tools and extra time required for true cutting-edge innovation."

EDAG, with more than 3,600 employees worldwide, offers vehicle development expertise, such as prototypes, turnkey production systems and vehicle development systems. These systems rely on a powerful product development system that facilitate the definition of a digital product and integrate design and simulation applications.

PLM solutions from IBM and Dassault Systemes address the needs of manufacturing companies by allowing product-centric e-collaboration across geographic boundaries, both internally by all product-related functions and with suppliers and customers. They foster innovation, lead to improved product quality and reduced costs and product development times.

                                       ###

About EDAG
EDAG develops vehicles and production systems, prototypes and turnkey production systems for the world's major automotive manufacturers and suppliers. Comprehensive capacity and state-of-the-art technical equipment are available for all process steps. We use the integration of modern simulation technology (digital factory and digital product) to ensure optimum solutions with respect to quality, time, and cost and to develop for the future. For more information, visit http://www.edag.com


About IBM
IBM is the world's largest information technology company, with 80 years of leadership in helping businesses innovate. IBM Sales & Distribution, which supports more than a dozen key industries worldwide, works with companies of all sizes around the world to deploy the full range of IBM technologies. The fastest way to get more information about IBM is through the IBM home page at http://www.ibm.com

About Dassault Systemes
As world leader in 3D PLM (three-dimensional Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 55,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets 3D PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to retirement. Its offering includes 3D PLM integrated solutions for product development (CATIA, DELMIA, ENOVIA, SMARTEAM), general-use 3D solutions (SolidWorks), and 3D components (SPATIAL). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges.
For more information, visit http://www.3ds.com

EDAG Press Contact           IBM Press Contact:         Dassault Systemes Press     Dassault Systemes Investor
Christoph Horvath            Colette Ballou             Contacts:                   Contacts:
Tel. +49 (661) 60 00 570     +33 1 41 88 56 21          Anthony Marechal            Emma Rutherford, Harriet
info@edag.de                 colette_ballou@fr.ibm.com  +33 1 55 49 84 21           Keen
                                                        anthony_marechal@ds-fr.com  Financial Dynamics
                                                                                    +44 207 831 3113

                                    SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                          DASSAULT SYSTEMES S.A.




           Dated: December 19, 2002          By:    /s/ Thibault de Tersant
                                                    -----------------------
                                             Name:  Thibault de Tersant
                                             Title: Executive Vice President,
                                                    Finance and Administration